MIRANDA GOLD CORP.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

May 5, 2004	TSX Venture Exchange Symbol: MAD
Frankfurt Stock Exchange Symbol: MRG
Berlin Stock Exchange Symbol: MRG
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@senategroup.com
Website: www.mirandagold.com

JOINT VENTURE OF HERCULES PROJECT

Miranda Gold Corp. is please to announce that it has signed a binding letter of intent to joint venture its Hercules project located in Lyon County, Nevada with Lincoln Gold Corp. (“Lincoln”).

Under the terms of the joint venture agreement, Lincoln will pay $10,000 to Miranda and is obligated to complete a work commitment of $75,000 or 3,600 feet of drilling by September 18, 2004. In addition to the work commitment and payment to Miranda, Lincoln has guaranteed to pay BLM claim maintenance fees due September 1, 2004 and to pay the underlying option payments of $14,000 due on September 8, 2004.

Lincoln can earn a 60% participating interest in the Hercules property by spending $2.5 million by September 2009. Future minimum work commitments are $150,000 in each of 2005 and 2006, and $200,000 in 2007 and every year thereafter until commencement of commercial production. Failure to meet the minimum work commitment in any year causes forfeiture of all interest in the project back to Miranda. Once Lincoln has earned a 60% interest, Miranda can elect to participate at 40% or be carried until Lincoln makes a positive decision to develop what is determined by a feasibility study to be an economic deposit. If Miranda elects to be carried to feasibility, Lincoln is responsible for all costs related to maintaining the property in good standing. Upon providing a positive feasibility study to develop the Hercules property, Lincoln will have earned a 70% interest in the property.

Miranda’s underlying option agreement at Hercules calls for annual payments over the next four years totaling $90,000 and the issuance of 300,000 warrants at prices ranging between $0.25 and $0.40 (Cdn.), at which time Miranda will own the property subject to a 3% net smelter return royalty (“NSR”) which can be bought-down to a 1% NSR for $2 million.

The Hercules property is located in the Walker Lane structural corridor, approximately 10 miles southeast of the Comstock Lode at the northern end of the Pine Nuts Mountains. Epithermal gold-silver mineralization on the property occurs within Tertiary age volcanic rocks associated with ten separate en echelon vein sets. Although there are no official records of production from the early turn of the century mining efforts at the Hercules Mine, it is estimated that 5,000 ounces of gold and 20,000 ounces of silver have been produced from quartz veins on the property. The most prospective target on the property is within the main Hercules mine area, where three or more distinct veins up to 3-5 feet wide occur over a strike length of 1200 feet. Collectively, these vein sets occupy an area 100-150 feet wide. The veins have banded textures, chalcedonic quartz and other features suggesting they are near the upper portion of the epithermal system, with potential for higher grade, bonanza values at depth. Surface samples across the veins have yielded up to 0.96 opt gold. Prior drilling generally tested only the upper 100-150 feet of the veins and defined a resource in this area of the property of approximately 30,000 ounces.

The Hercules property is permitted for drilling which will allow Lincoln to drill test the deeper portions of the veins. Lincoln anticipates commencing a drill program this summer, subject to the availability of a suitable drill rig.

Lincoln Gold Corp. is a mineral exploration company with several mineral properties located in Nevada.

Miranda Gold Corp. is a gold exploration company focused in Nevada, with several gold exploration projects in various stages of exploration and development. For more information, visit the Company’s web site at www.mirandagold.com .

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham
President and CEO

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.